Exhibit 21.1

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP

Entity	Jurisdiction of Formation
Global Operating LLC	Delaware
Global Companies LLC	Delaware
Glen Hes Corp.	Delaware
Global Montello Group Corp.	Delaware
Chelsea Sandwich LLC	Delaware
GLP Finance Corp.	Delaware
Global Energy Marketing LLC	Delaware